July 2, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

Re:	Guess?, Inc.
Form 10-K for the Fiscal Year Ended February 1, 2014
Filed March 28, 2014
File No. 001-11893

Dear Ms. Jenkins,

Guess?, Inc. (the “Company”) is in receipt of your letter dated June 26, 2014 (the “Comment Letter”) that sets forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form 10-K. In the Comment Letter, you requested that the Company respond to the comments set forth in the Comment Letter within 10 business days of June 26, 2014, or tell the Commission when the Company would provide a response.

The Company is in the process of preparing a response to the Comment Letter and, as discussed by telephone with Ms. Myra Moosariparambil, respectfully requests an extension of an additional 10 business days due to staff availability. The Company plans to provide a response to the Commission on or before July 25, 2014.

Thank you for your consideration of the requested extension. If you have any questions or comments, please contact me at 213-765-3630.

Very truly yours,

/s/ Jason T. Miller
Jason T. Miller
General Counsel
Guess?, Inc.

cc:	Sandeep Reddy
Chief Financial Officer
Guess?, Inc.